Direct Owners/Executive Officers

Organization CRD Number: 288946

Organization SEC Number: 8-69970

No IA Record

Organization Name: INTELLIGENT CROSS LLC

Applicant Name: INTELLIGENT CROSS LLC

Full Legal Name	Domestic, Foreign, Individual	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
IMPERATIVE EXECUTION INC.	Domestic Entity	SOLE MEMBER	11/2016	75% or more	Y		81-3806732
IGNALL, EVAN TODD	Individual	CHIEF COMPLIANCE OFFICER	06/2017	Less than 5%	N		2039007
PENA, PETER JONATHAN	Individual	HEAD OF TRADING OPERATIONS	06/2017	Less than 5%	N		6847261
PALAZZO, JOHN MICHAEL	Individual	CEO, COO	04/2018	Less than 5%	Y	N	1362228
ATTANASIO, ELIZABETH MARIE	Individual	FINANCIAL OPERATIONS PRINCIPAL, CFO	06/2017	Less than 5%	N		5325007